Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

July 13, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 13, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Gorilla Technology Group Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary shares, par value $0.0001 per share

Warrants, right to purchase one ordinary share at a price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi